Cresset Partners Private Credit Fund, LLC

Consolidated Financial Statements

As of December 31, 2023 and for the period from March 22, 2023

(commencement of operations) through December 31, 2023 with

Independent Auditor’s Report Thereon

Cresset Partners Private Credit Fund, LLC

Table of Contents

Page

Independent Auditors’ Report	1-2

Consolidated Financial Statements:

Consolidated Statement of Assets, Liabilities, and Members’ Capital	3

Consolidated Schedule of Portfolio Investments	4

Consolidated Statement of Operations	5

Consolidated Statement of Changes in Members’ Capital	6

Consolidated Statement of Cash Flows	7

Notes to Consolidated Financial Statements	8-14

Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606-4301 USA Tel:+1 312 486 1000 Fax:+1 312 486 1486 www.deloitte.com

INDEPENDENT AUDITOR’S REPORT

To the Manager of Cresset Partners Private Credit Fund, LLC:

Opinion

We have audited the consolidated financial statements of Cresset Partners Private Credit Fund, LLC (the “Fund”), which comprise the consolidated statement of assets, liabilities and members’ capital, including the consolidated schedule of portfolio investments, as of December 31, 2023, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the period from March 22, 2023 (commencement of operations) through December 31, 2023, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2023, and the results of its operations, changes in its members’ capital, and its cash flows for the period from March 22, 2023 (commencement of operations) through December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

June 28, 2024

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Assets, Liabilities and Members’ Capital

December 31, 2023

Assets
Investments, at fair value (cost of $259,213,502)	$262,676,725
Cash and cash equivalents	1,908,923
Expense reimbursement receivable	695,000
Dividend receivable	2,363,636
Other assets	415,840
Due from affiliates	121,366
Interest receivable	15,118

Total Assets	$268,196,608

Liabilities and Members’ Capital
Liabilities:
Due to members	$2,383,841
Incentive fee payable	921,993
Due to affiliates	347,918
Administrative fees payable	168,848
Professional fees payable	122,062
Accounting fees payable	100,875
Accounts payable and accrued liabilities	27,876

Total Liabilities	4,073,413

Members’ Capital	264,123,195

Total Liabilities and Members’ Capital	$268,196,608

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Schedule of Portfolio Investments

December 31, 2023

Portfolio Company:	Type	Location	Investment Strategy	Cost	Fair Value	Percent of Members’ Capital
Churchill CPCF Fund LLC	Investment Funds	United States	Private Credit	$46,500,000	$47,641,539	18.04%
CPCF BPCC LLC (a)	Investment Funds	United States	Private Credit	77,000,000	77,634,104	29.39%
Barings Private Credit Corporation	Investment Funds	United States	Private Credit	78,396,635	78,547,397	29.74%
Great Lakes CPCF SPV LLC (a)	Investment Funds	United States	Private Credit	57,316,867	58,853,685	22.28%

				$259,213,502	$262,676,725	99.45%

(a)	Represents investment in affiliated investment fund

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Operations

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Investment income:
Dividend distributions from underlying investments	$11,267,088
Interest income	295,726

Total investment income	11,562,814
Expenses:
Incentive fees	921,993
Professional fees	529,723
Interest expense	375,612
Administrative fees	168,848
Organizational expenses	84,372
Accounting fees	100,875
Other expenses	377,460

Total expenses before expense reimbursement	2,558,883
Expense reimbursement	(695,000)

Total expenses after expense reimbursement	1,863,883

Net investment income	9,698,931

Unrealized gain on investments:
Net unrealized appreciation on investments	3,463,222

Unrealized gain on investments	3,463,222

Net increase in members’ capital resulting from operations	$13,162,153

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Changes in Members’ Capital

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

	Managing Member	Members	Total
Members’ Capital - March 22, 2023	$—	$—	$—
Contributions from members	—	262,173,775	262,173,775
Distributions to members	—	(11,016,456)	(11,016,456)
Net increase in members’ capital resulting from operations	—	13,162,153	13,162,153
Offering costs	—	(196,277)	(196,277)

Members’ Capital - December 31, 2023	$—	$264,123,195	$264,123,195

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Consolidated Statement of Cash Flows

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Cash flows from operating activities:
Net increase in members’ capital resulting from operations	$13,162,153
Adjustments to reconcile net increase in members’ capital resulting from operations:
Purchase of investment	(259,213,502)
Net change in unrealized appreciation on investments	(3,463,222)
Changes in operating assets and liabilities:
Dividend receivable	(2,363,636)
Expense reimbursement receivable	(695,000)
Prepaid fees	(415,840)
Due from affiliates	(121,366)
Interest receivable	(15,118)
Due to affiliates	347,918
Incentive fee payable	921,993
Management fees payable	168,848
Professional fees payable	122,062
Accounting fees payable	100,875
Accounts payable and accrued liabilities	27,876

Net cash and cash equivalents used in operating activities	(251,435,959)
Cash flows from financing activities:
Contributions from members	262,173,775
Distributions to members, net of due to members	(8,632,615)
Offering costs	(196,278)

Net cash and cash equivalents provided by financing activities	253,344,882

Net increase in cash and cash equivalents	1,908,923
Cash and cash equivalents, March 22, 2023	—

Cash and cash equivalents, December 31, 2023	$1,908,923

See accompanying notes to the consolidated financial statements.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Note 1 – Organization

Cresset Partners Private Credit Fund, LLC, a Delaware limited liability company (the “Fund”), was formed May 19, 2022, and commenced operations March 22, 2023. Cresset Partners Private Credit Fund MM, LLC, a Delaware limited liability company, serves as the manager (the “Managing Member”) of the Fund. The Fund was organized for the purpose of investing in a diversified portfolio of senior secured first lien and unitranche loans and other credit investments. Although the Fund anticipates that its assets will primarily be invested in senior secured first lien loans, the Fund also expects to invest, directly or indirectly, in a diversified mix of second lien, mezzanine loans and/or subordinated notes, as well as non-cash pay or pay-in-kind instruments and preferred equity by the Fund investing through other private credit strategy vehicles.

The Fund serves as the investment vehicle (or “Master Fund”) for Cresset Partners Private Credit Fund (Onshore Feeder), LLC (the “Feeder Fund”), a Delaware limited liability company, formed to hold certain investments on behalf of tax-exempt investors. The Feeder Fund invests in the Fund through Cresset Partners Private Credit Fund (Delaware Blocker), LLC (the “Blocker”), a blocker entity taxed as a corporation for U.S. federal income tax purposes. As of December 31, 2023, the Feeder Fund represented approximately 17.85% of members’ capital of the Fund.

Under the terms of the amended and restated limited liability company agreement (the “Agreement”), the term of the Fund will be perpetual, subject to the Managing Member’s right in its sole discretion to dissolve and liquidate the Fund. Capitalized terms used but not defined herein have the same meanings as in the Agreement.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation: As provided by Accounting Standards Codification (“ASC”) 946, Financial Services—Investment Companies, the Fund has determined that it meets the definition of an investment company and therefore follows specialized accounting and reporting guidance for investment companies.

The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Principles of Consolidation: In accordance with FASB ASC 810, Consolidation, the Fund consolidated entities in which it is determined to have a controlling financial interest. As of December 31, 2023, the Fund consolidated its wholly-owned subsidiary, CPCF SPV, LLC.

Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the fair value of investments, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Note 2 – Summary of Significant Accounting Policies (continued)

Cash and cash equivalents: The Fund maintains its cash balances in financial institutions located in the United States of America, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to the federally insured limits. The Fund has not experienced any losses with these balances and monitors the creditworthiness of the financial institutions in which it conducts business. The Fund believes it is not exposed to any significant credit risk on its cash and cash equivalents balances.

The Fund considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. As of December 31, 2023, the Fund held $1,871,085 of cash equivalents, which consists of 1,871,085 shares of Fidelity Money Market Cash Reserves. Each share is valued at $1 and collectively represent 0.71% of the Fund’s Members’ capital. Investments in money market funds represent Level 1 investments within the GAAP fair value hierarchy. Level 1 represents quoted prices that are available in active markets for identical investments as of the measurement date.

Organizational Costs: Organizational costs are expensed as incurred. Any expenses incurred by the Managing Member and its Affiliates, as defined in the Agreement, are reimbursable by the Fund, as defined in the Agreement.

Offering Costs: Offering costs represent costs incurred in connection with the offering of member interests. These costs are reflected as a direct reduction of members’ capital. As of December 31, 2023, the Fund incurred costs of $196,277, which were incurred in connection with the issuance and marketing of beneficial interests in the Fund, which were charged against the members’ capital accounts.

Investment and related dividend income: Interest income on cash and cash equivalents is recognized when earned and is presented as Investment Income in the consolidated statement of operations. Realized gains and losses from portfolio investment transactions are reported on an identified-cost basis. Changes in the fair value of the investment are included as an increase or decrease in unrealized appreciation or depreciation on investments in the consolidated statement of operations. Dividends distributed from portfolio investments are recorded on ex-dividend date and are included in Dividend distributions from underlying investments in the consolidated statement of operations.

Expenses: The Fund recognizes expenses as incurred. The Fund is responsible for the ordinary and necessary expenses of its operations including, but not limited to, legal, audit, administrative and other general operational expenses.

Investment valuation: The Fund values private investment companies using the net asset values provided by the underlying private investment companies as a practical expedient. The Fund applies the practical expedient to private investment companies on an investment-by investment basis, and consistently with the Fund’s entire position in a particular investment, unless it is probable that the Fund will sell a portion of an investment at an amount different from the net asset value (NAV) of the investment. Amounts shown in expenses in the consolidated statement of operations include only those expenses charged directly to the Fund and do not reflect management fees and expenses incurred by the portfolio investments in which the Fund is invested. These amounts are included in unrealized appreciation on investments. Redemptions are only permitted at the discretion of the private investment companies. The underlying unfunded commitment is $86,433,133. The agreements of the underlying funds provide for term extensions similar to those of the Fund. Accordingly, it is not reasonably possible to ascertain the timeline by which the investments of the underlying funds will be monetized and the applicable sales proceeds distributed to the Fund.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Note 2 – Summary of Significant Accounting Policies (continued)

Fees, Expenses, and Incentive Allocations: Investment Sponsors who operate Investment Funds in which the Fund invests may receive fees for their services. The fees indirectly borne by the Fund may include a portion of the Investment Funds asset-based fees, incentive allocations, carried interest or fees and operating expenses. These fees are deducted directly from the Investment Funds assets in accordance with their governing documents. Some or all of the Investment Funds in which the Fund invests charge carried interest, incentive fees or allocations based on the Investment Funds’ performance.

Allocation of Profits and Losses: Items of income, gain, loss, or deduction for any fiscal period shall be allocated among the Members, including the Managing Member, in such a manner that, as of the end of such fiscal period and to the extent possible, the capital account of each Member and the Managing Member shall be equal to the respective net amount, positive or negative, which would be distributed to such individual or entity if the Fund were to liquidate its assets and distribute the proceeds.

Income taxes: The Fund is generally not subject to federal income tax but may be subject to certain state taxes. Each Member is individually liable for taxes on their share of the Fund’s income or loss. The Fund files U.S. federal and various state income tax returns. In accordance with GAAP, the Fund evaluates tax positions taken or expected to be taken to determine whether it is more likely than not that such positions would be sustained upon examination by a taxing authority for all open tax years. The Fund has determined there were no material uncertain tax positions as of December 31, 2023. The Fund is subject to examination in its major jurisdictions under varying statutes of limitations (generally three years for filed returns). The Fund is not aware of any tax position for which it is reasonably possible that the unrecognized tax position will change materially in the next twelve months. As a result, no income tax liability or expense, including interest and penalties, has been recorded within these consolidated financial statements.

Fair Value Measurements: The Fund values its investments in accordance with the fair value principles established by FASB Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Note 2 – Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

ASC 820 also requires enhanced disclosure about investments that are measured and reported at fair value and the effect of fair value measurements on earnings. The fair value hierarchy under ASC 820 is categorized into three levels on the inputs as follows:

Level 1 – Valuations are based on unadjusted, quoted, or published prices in active markets for identical assets that the Fund has the ability to access at the measurement date.

Level 2 – Valuations are based on quoted or published prices for similar items in active markets or markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Fund’s investments in portfolio investments are measured using net asset value (NAV) as a practical expedient and are therefore not categorized within the fair value hierarchy.

Deferred Financing Costs: Costs incurred in connection with securing financing are capitalized and amortized over the term of the debt agreements using the straight-line method.

Note 3 – Loan Payable

On March 30, 2023, the Fund entered into a revolving loan facility (the “Loan Facility”) with UMB Bank, N.A. (the “UMB”) as administrative agent, arranger, collateral agent, and the lenders party thereto. The Loan Facility currently provides for borrowings up to $50,000,000 with a maturity date of June 12, 2024. Borrowings under the Loan Facility bear an interest rate of CME Term Secured Overnight Financing Rate (1 month with 0% floor) plus a margin of 2.50%, adjusting daily. The Fund has pledged all the assets held by the Fund to UMB as the collateral agent, to secure its obligations under the Loan Facility. As of December 31, 2023, there was no outstanding balance of the Loan Facility and no interest payable.

Note 4 – Members’ Capital

As of December 31, 2023, the Fund has called $255,678,207 of the members’ total commitments of $345,236,457. As of December 31, 2023, the members’ unfunded commitments are $89,558,250. The contributed capital ratio of 74.1% is calculated using the Fund ‘s total contributed capital as a proportion of the Fund ‘s total committed capital as of December 31, 2023. Pursuant to the Agreement, additional capital may be committed and called.

The Managing Member has established a Dividend Reinvestment Program (“DRIP”) to facilitate the reinvestment of current income that would otherwise be distributed to members. DRIP reinvestments were $6,495,568 as of December 31, 2023.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Note 4 – Members’ Capital (continued)

Capital contributions are due from the members within 5 business days of advance notice from the Managing Member and are subject to certain limitations. Each capital contribution shall be made in proportion to the Member’s unfunded capital commitments.

Members may, upon 90 calendar days’ prior written notice, request redemption of all or part of such member’s capital account balance as of the last day of any fiscal quarter that occurs on or after the date immediately following the three year anniversary of that member’s commitment to the Fund. The lockup period, as defined in the Agreement, with respect to each Capital Commitment of a member, will commence on the due date of the first capital contribution by the member with respect to such Capital Commitment and ending on the three-year anniversary of such date. The lockup period for each member will be determined separately for each capital commitment or increased capital commitment.

Note 5 – Related Party Transactions

The Fund considers the Managing Member or any of their respective affiliates thereof to be related parties of the Fund. At December 31, 2023, the amount due to affiliates is $347,918 and the amount due from affiliates is $121,366.

The Managing Member receives an administrative fee, payable in advance, in an amount equal to 0.20% per annum of the net asset value of each member’s capital account as of the first day of each calendar quarter.

The Managing Member, in its discretion, may waive all or any part of the administrative fee due in respect of any capital account. The administrative fee for the period March 22, 2023 (commencement of operations) to December 31, 2023, totaled $168,848.

In addition, the Managing Member may earn an incentive fee equal to 8% of the net profits from each Class A capital account and 10% of the net profits from each Class B capital account, if any, as of the end of each calendar quarter (the “Calculation Date”). The net profits for each member will be determined with respect to each member as the sum of the amount by which the net asset value of such member’s capital account as of quarter end exceeds the net asset value of such member’s capital account as of the beginning of the applicable calculation period. The calculation period will be determined as the period ending on such Calculation Date and beginning on the later of the (i) date that is thirty-six (36) months prior to such Calculation Date and (ii) due date of the first capital contribution by such member.

Incentive fee will only be made to the extent that after doing so the net asset value of each Class A and Class B capital account equals or exceeds its “Hurdle” for the current quarter. The Hurdle for a capital account with respect to each calculation period an amount of net profits equal to 6% per annum, prorated for partial calendar quarters.

The Managing Member may waive or reduce the incentive fee for certain members at its sole discretion. The incentive fee for the period March 22, 2023 (commencement of operations) to December 31, 2023, totaled $921,993.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Note 5 – Related Party Transactions (continued)

The Fund has entered into a Expense Limitation and Reimbursement Agreement dated as of September 29, 2023 with the Manager Member and Cresset Partners Private Credit Fund Manager, LLC (“Management Company”), and together with the Managing Member, (“Cresset”). Pursuant to the agreement, Cresset agrees to pay or assume certain expenses of the Fund for the period beginning April 1, 2023 and ending on March 31, 2024. The Fund agrees to carry forward, for a period not to exceed five years from the date on which an expense reimbursement is made by Cresset, all fees and expenses in excess of the Expense Limit that have been paid or assumed by Cresset, and to repay Cresset such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limit. For the period from March 22, 2023 (commencement of operations) through December 31, 2023, the Fund incurred $695,000 of expenses under the agreement, which is included in expense reimbursement in the consolidated statement of operations.

Note 6 – Commitments and Contingencies

In the normal course of business, from time to time, the Fund is involved in legal actions relating to the development, ownership and operation of the investments. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material impact on the Fund’s financial position, results of operations or liquidity.

Note 7 – Risks

The Fund enters into certain contracts that contain a variety of indemnifications. The Fund’s maximum exposure under these arrangements is unknown. However, the Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Fund’s portfolio investments include illiquid, non-publicly traded securities. Since these investments are illiquid, the investments can be subject to a variety of restrictions on resale, and there can be no assurance that the Fund will be able to realize the value of such investments in a timely manner. Risks affecting these portfolio companies include, but are not limited to increasing competition, rapid changes in technology and changes in market and economic conditions. These factors could have a negative effect on the ultimate realizable value of the Fund’s investments. Market risk represents the potential loss in value of investments caused by movements in market variables, such as interest rates, foreign exchange rates, availability of credit, and equity prices. Debt investments are subject to credit risk which includes risk of early payment and default by the issuer. Lack of controlling equity interests and the leveraged nature of portfolio companies imposes risk of loss on the Fund as well.

The Fund is exposed to credit risk due to the potential failure of the Member to meet capital calls. Although the Managing Member has various remedies to address a default by the Member, this could result in the Fund not being able to meet its investment commitments which could adversely impact the valuation of the Fund’s investments.

Cresset Partners Private Credit Fund, LLC

Notes to Consolidated Financial Statements

For the period from March 22, 2023 (commencement of operations) through December 31, 2023

Note 8 – Financial Highlights

The following summarizes the Fund’s financial highlights, consisting of total return and expense and net investment income ratios, for the period March 22, 2023 (commencement of operations) through December 31, 2023:

Ratios to average Members’ Capital(1)
Expenses before expense reimbursement(3)	2.22%
Expense reimbursement	-0.47%

Expenses after expense reimbursement(3)	1.75%

Net investment income(3)	8.36%
Internal rate of return since inception through December 31, 2023(2)	11.92%

(1)	Ratios are calculated for all members taken as a whole. An individual member’s ratios and returns may vary based upon each investor’s individual circumstances.
(2)

Internal rate of return was computed from inception of the Fund, based on actual dates of cash inflows and outflows of the members’ capital and including ending members’ capital values as of each measurement date. The internal rate of return is shown net of management fees.

(3)	The ratios, excluding nonrecurring expenses, have been annualized.

Note 9 – Indemnifications

The Fund has provided general indemnification to the Managing Member and the Member, any affiliates of the Managing Member and the Member, and any person acting on behalf of Managing Member and the Member or such affiliate when they act, in good faith, in the best interests of the Fund. The Fund is unable to develop the maximum potential amount of future payments that could potentially result from any hypothetical future claim, but expects the risk of having to make payments under these general business indemnifications to be remote.

Note 10 – Subsequent Events

The Managing Member has evaluated the impact of subsequent events through June 28, 2024, the date the consolidated financial statements were to be issued.

On April 29, 2024, the Fund entered into a new investment vehicle managed by NXT Capital Investments Advisers, LLC. For the period January 1, 2024 through June 28, 2024 the Fund made contributions of $50,484,255 to the investment.

On June 6, 2024, the Loan Facility with UMB was amended to extend the maturity date to June 12, 2025.